UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Compensatory Arrangements of Certain Officers.

Upon consummation of AutoChina Internationa Limited’s (“AutoChina” or the “Company”) acquisition of AutoChina Group in April 2009, AutoChina entered into employment agreements with certain of its executive officers. In April 2012, following the expiration of such agreements, AutoChina entered into new employment agreements with certain of its executive officers.

The following discussion summarizes the material terms of employment agreements entered into between AutoChina and each of Yong Hui Li, the Company’s Chief Executive Officer, Wei Xing, the Company’s Chief Operating Officer, and Lei Chen, the Company’s Senior Vice President, which terms are substantially similar to the terms of the expired employment agreements. The term of the employment agreements is from April 9, 2012 until April 9, 2015, unless earlier terminated as described below;

•	The executive's base salary is subject to agreement between the executive and the Company and will be reviewed from time to time in accordance with the established procedures of the Company for adjusting salaries for similarly situated employees and may be adjusted in the sole discretion of the Company. Currently, Yong Hui Li receives $1 per year as compensation for serving as Chief Executive Officer, Wei Xing receives $22,593 per year as compensation for serving as Chief Operating Officer and Lei Chen receives $21,354 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the board of directors;

•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

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•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

A copy of the employment agreements with Yong Hui Li, Xing Wei and Lei Chen are attached hereto as exhibits 10.1, 10.2 and 10.3, respectively.

Results of Operations and Financial Condition.

On May 3, 2012, AutoChina issued a press release announcing the number of commercial vehicles it leased and the number of store branches it opened in the first quarter of 2012. The full text of the press release is set forth in Exhibit 99.1 attached hereto.

As provided in General Instruction B.2 of SEC Form 6-K, the foregoing information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing to this Report of Foreign Private Issuer on Form 6-K.

Exhibits.

Exhibit No.	Description

10.1	Employment Agreement, dates as of April 9, 2012, by and between AutoChina International Limited and Yong Hui Li

10.2	Employment Agreement, dated as of April 9, 2012, by and between AutoChina International Limited and Xing Wei

10.3	Employment Agreement, dated as of April 9, 2012, by and between AutoChina International Limited and Lei Chen

99.1	AutoChina International Limited Press Release, dated May 3, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chairman and Chief Executive Officer

Dated: May 9, 2012

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Exhibit Index

Exhibit No.	Description

10.1	Employment Agreement, dates as of April 9, 2012, by and between AutoChina International Limited and Yong Hui Li

10.2	Employment Agreement, dated as of April 9, 2012, by and between AutoChina International Limited and Xing Wei

10.3	Employment Agreement, dated as of April 9, 2012, by and between AutoChina International Limited and Lei Chen

99.1	AutoChina International Limited Press Release, dated May 3, 2012

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